

Mail Stop 4628

May 24, 2017

Via E-Mail
Mark Patrick
Chief Financial Officer
Syngenta AG
Schwarzwaldallee 215
4058 Basel
Switzerland

      Re: Syngenta AG
              Form 20-F for the Fiscal Year Ended December 31, 2016
              Filed February 16, 2017
              File No. 1-15152

Dear Mr. Patrick:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 5
Syngenta conducts business in most countries of the world, including certain high-risk countries…, page 12

1. You disclose that you have minor operations in Sudan, and your website lists an office in Sudan and products sold in Sudan. As you are aware, Sudan is designated by the U. S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan since your letter to the staff dated June 19, 2014, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. You should describe any products or services, you have provided to Sudan, directly or indirectly, and any agreements, commercial arrangements, or other

contacts with the Sudanese government.

2. You told us in the 2014 letter that you ended your operations in Syria in 2011. As you are aware, Syria is also a U.S.-designated state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. We note that a third party website includes an undated listing for a Syngenta Agro Services AG office Damascus, Syria. Please tell us whether you have engaged in Syria-related operations since the 2014 letter. If you have engaged in such operations, please provide us with the same information about your contacts with Syria as we requested with respect to your contacts with Sudan.

3. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: James Halliwell
Controller, Syngenta AG

Anne Parker
Assistant Director